Exhibit 10.4

EMPLOYMENT AGREEMENT

This Employment Agreement (the “Agreement”) is entered into effective as of July 16, 2024 (the “Effective Date”), by and between Jennifer Perry (“Executive”) and Bicycle Therapeutics Inc. (the “Company”).

The Company desires to continue to employ Executive and, in connection therewith, to compensate Executive for Executive’s personal services to the Company; and

Executive wishes to continue to be employed by the Company and provide personal services to the Company in return for certain compensation.

Accordingly, in consideration of the mutual promises and covenants contained herein, the parties agree to the following:

1.EMPLOYMENT BY THE COMPANY.
1.1At-Will Employment. Executive shall continue to be employed by the Company on an “at-will” basis, meaning either the Company or Executive may terminate Executive’s employment at any time, with or without Cause (as defined in Section 6.2(f) below), Good Reason (as defined in Section 6.2(e) below), or advance notice. Any contrary representations that may have been made to Executive shall be superseded by this Agreement. This Agreement shall constitute the full and complete agreement between Executive and the Company on the “at-will” nature of Executive’s employment with the Company, which may be changed only in an express written agreement signed by Executive and a duly authorized officer of the Company. Executive’s rights to any salary or cash bonus following a termination shall be only as set forth in Section 6 or under any applicable benefit or equity plan.
1.2Position. Subject to the terms set forth herein, the Company agrees to continue to employ Executive and Executive hereby accepts such continued employment. Executive shall serve as Chief Strategy Officer and Head of Commercial. During the term of Executive’s employment with the Company, and excluding periods of vacation and sick leave to which Executive is entitled, Executive shall devote all business time and attention to the affairs of the Company necessary to discharge the responsibilities assigned hereunder, and shall use commercially reasonable efforts to perform faithfully and efficiently such responsibilities.
1.3Duties. Executive will continue to render such business and professional services in the performance of Executive’s duties (consistent with Executive’s position as Chief Strategy Officer and Head of Commercial to the Company, and for the benefit of the Company’s parent, Bicycle Therapeutics plc (“BTL”)). Executive shall continue to report to BTL’s Chief Executive Officer. For the avoidance of doubt and for ease of understanding the intent of the arrangement, all of Executive’s services described herein shall be provided directly to the Company, which will, in turn, continue to provide such services to BTL pursuant to an arm’s length intra-company agreement. To the extent that Executive engages in any services contemplated herein on BTL’s behalf that involve the execution and negotiation of legal documents, such services will be performed in the United Kingdom. Executive shall continue to be expected to perform Executive’s duties under this Agreement remotely from Executive’s home in                               , but including regular travel to the Company’s office in Cambridge, Massachusetts, or such other location as assigned, reimbursed subject to the Company’s corporate travel policy. In addition, Executive shall make such business trips to such places as may be reasonably necessary or advisable for the efficient operations of the Company.

1.4Company Policies and Benefits. The employment relationship between the parties shall continue to be subject to the Company’s written personnel policies and procedures as they may be adopted, revised, or deleted from time to time in the Company’s sole discretion. Executive will continue to be eligible to participate on the same basis as similarly-situated employees in the Company’s benefit plans in effect from time to time during Executive’s employment. Subject to the preceding sentence, the Company reserves the right to change, alter, or terminate any benefit plan prospectively in its sole discretion. All matters of eligibility for coverage or benefits under any benefit plan shall be determined in accordance with the provisions of such plan. Notwithstanding the foregoing, in the event that the terms of this Agreement differ from or are in conflict with the Company’s general employment policies or practices, this Agreement shall control.
1.5Vacation. During the term of Executive’s employment with the Company, Executive shall continue to accrue five (5) weeks of paid time off per calendar year (prorated for partial years), subject to the Company’s paid time off policy, as in effect from time to time.
1.6Pension. During the term of Executive’s employment with the Company, Executive shall continue to be eligible to receive up to four (4) percent of Base Salary as contributions to a safe harbor 401(k) plan.
2.COMPENSATION.
2.1Salary. Executive shall receive an annualized base salary of $475,000, subject to review and increase (but not decrease) from time to time by the Company in its sole discretion, payable subject to standard federal and state payroll withholding requirements in accordance with the Company’s standard payroll practices (the “Base Salary”).
2.2	Bonus.
(a)During Employment. Executive shall be eligible to earn an annual performance bonus (the “Annual Bonus”) with an annual target of 45% (the “Target Percentage”) of Executive’s then-current Base Salary; provided, however, that Executive’s Annual Bonus for calendar year 2024 will be based on her base salary earned during calendar year 2024, and not her then-current Base Salary. The Annual Bonus will be based upon the assessment by the Board of Directors of BTL or a committee thereof (the “Board”) of Executive’s performance and the Company’s attainment of targeted goals (as set by the Company and confirmed by the Board in its reasonable good faith discretion) over the applicable calendar year. The Annual Bonus, if any, will be subject to applicable payroll deductions and withholdings. No amount of any Annual Bonus is guaranteed at any time, and, except as otherwise stated in Sections 6.1(a) and 6.3(a)(iii), Executive must be an employee through the date the Annual Bonus is paid to be eligible to receive an Annual Bonus. No partial or prorated bonuses will be provided if Executive’s employment terminates prior to the payment date of the Annual Bonus. Subject to Section 6.3(b) related to payments upon certain terminations of employment, any Annual Bonus, if earned, will be paid at the same time annual bonuses are generally paid to other similarly situated employees of the Company. Executive’s eligibility for an Annual Bonus is subject to change in the discretion of the Board (or any authorized committee thereof).

(b)Upon Termination. Subject to the provisions of Section 6, in the event Executive leaves the employ of the Company for any reason prior to the date the Annual Bonus is paid, Executive is not eligible to earn such Annual Bonus, prorated or otherwise.
2.3Equity Awards. Subject to the approval of the Board or an authorized committee thereof, it will be recommended that BTL grants Executive an option to purchase 58,000 of BTL’s ordinary shares (the “Option”). The Option, and other equity awards held by the Executive, shall be governed by the terms and conditions of BTL’s 2020 Equity Incentive Plan (the “Plan”) and the applicable award agreement(s) governing the terms of such equity awards held by the Executive (collectively, the “Equity Documents”); provided, however, and notwithstanding anything to the contrary in the Equity Documents, Section 6.3(a)(iv) of this Agreement shall apply in the event of a termination by the Company without Cause or by the Executive for Good Reason, in either case within 12 months after a Change in Control (as defined in Exhibit A hereto). Executive will also be eligible to receive additional awards of share options, restricted shares or other equity awards pursuant to the Plan. The Board or an authorized committee thereof shall determine in its discretion whether Executive shall be granted any such equity awards and the terms of any such award in accordance with the terms of any applicable plan or arrangement that may be in effect from time to time.
2.4Expense Reimbursement. The Company will reimburse Executive for reasonable business expenses in accordance with the Company’s standard expense reimbursement policy, subject to any applicable payroll withholdings and deductions (if any). For the avoidance of doubt, to the extent that any reimbursements payable to Executive are subject to the provisions of Section 409A of the Internal Revenue Code of 1986, as amended (the “Code”): (a) any such reimbursements will be paid no later than December 31 of the year following the year in which the expense was incurred, (b) the amount of expenses reimbursed in one year will not affect the amount eligible for reimbursement in any subsequent year, and (c) the right to reimbursement under this Agreement will not be subject to liquidation or exchange for another benefit.
3.EMPLOYEE PROPRIETARY INFORMATION, INVENTIONS, AND NON-SOLICITATION OBLIGATIONS. In connection with Executive’s continued employment with the Company, Executive will continue to receive and continue to have access to the Company’s confidential information and trade secrets. Accordingly, and in consideration of the benefits that Executive is eligible to receive under this Agreement, Executive acknowledges and agrees to continue to be bound by the Company’s Employee Proprietary Information, Inventions, and Non-Solicitation Agreement (the “Proprietary Information Agreement”), dated June 27, 2022, which contains restrictive covenants and prohibits unauthorized use or disclosure of the Company’s confidential information and trade secrets, among other obligations. The Proprietary Information Agreement contains provisions that are intended by the parties to survive and do survive termination or expiration of this Agreement.
4.OUTSIDE ACTIVITIES. Except with the prior written consent of the Board, Executive will not, while employed by the Company, undertake or engage in any other employment, occupation, or business enterprise that would interfere with Executive’s responsibilities and the performance of Executive’s duties hereunder except for (i) reasonable time devoted to volunteer services for or on behalf of such religious, educational, non-profit, and/or other charitable organization as Executive may wish to serve, (ii) reasonable time devoted to activities in the non-profit and business communities consistent with Executive’s position with the Company, (iii) reasonable time serving as trustee, director, or advisor to any family companies or trusts, or (iv) with prior written notice to the Board, reasonable time devoted to service as a member of the board of directors (or its equivalent in the case of a non-corporate entity) of a non-competing business, not to exceed two (2) boards of directors at any time (clauses (i)-(iv), the “Outside Activities”); so long as the Outside Activities (A) do not, individually or in the aggregate, interfere with the performance of the Executive’s duties under this Agreement, (B) are not contrary to the interests of the Company or its Affiliates or competitive in any way with the Company its Affiliates or (C) are not in the field of constrained peptide drugs or therapeutics (including, without limitation, any work in the field of lead peptide identification and optimization and pre-clinical development of constrained peptide therapeutics). In addition, the Outside Activities may not exceed, in the aggregate, 10 days of Executive’s services per year, which permitted time commitment may be increased by the Board, in its discretion which shall not be unreasonably withheld, to up to 12 days per year where a new specific opportunity has been identified by Executive which would give Executive experience that is considered to be of wider benefit to the Company. The restrictions in this Section 4 shall not, however, preclude Executive from (x) owning less than one percent (1%) of the total outstanding shares of a publicly traded company, (y) managing Executive’s passive personal investments, or (z) employment or service in any capacity with Affiliates of the Company. As used in this Agreement, “Affiliates” means, at the time of determination, any “parent” or “subsidiary” of the Company as such terms are defined in Rule 405 of the Securities Act of 1933, as amended. The Board will have the authority to determine the time or times at which “parent” or “subsidiary” status is determined within the foregoing definition.

5.NO CONFLICT WITH EXISTING OBLIGATIONS. Executive represents that Executive’s performance of all the terms of this Agreement and continued service as an employee of the Company do not and will not breach any agreement or obligation of any kind made prior to Executive’s employment by the Company, including agreements or obligations Executive may have with prior employers or entities for which Executive has provided services. Executive has not entered into, and Executive agrees that Executive will not enter into, any agreement or obligation, either written or oral, in conflict herewith or with Executive’s duties to the Company.
6.TERMINATION OF EMPLOYMENT. The parties acknowledge that Executive’s employment relationship with the Company continues to be at-will. Either Executive or the Company may terminate the employment relationship at any time, with or without Cause (as defined below) or advance notice. The provisions in this Section governing the amount of compensation, if any, to be provided to Executive upon termination of employment do not alter this at-will status.
6.1	Termination by Virtue of Death or Disability of Executive.
(a)In the event of Executive’s death while employed pursuant to this Agreement, all obligations of the parties hereunder and Executive’s employment shall terminate immediately, and the Company shall, pursuant to the Company’s standard payroll policies and applicable law, pay to Executive’s legal representatives the Accrued Obligations (as defined in Section 6.2(d) below) due to Executive, along with any Special Bonus Payment (as that term is defined below).

(b)Subject to applicable state, local, and federal law, the Company shall at all times have the right, upon written notice to Executive, to terminate this Agreement based on Executive’s Disability (as defined below). Termination by the Company of Executive’s employment based on “Disability” shall mean termination because Executive is unable due to a physical or mental condition to perform the essential functions of Executive’s position with or without reasonable accommodation for six (6) months in the aggregate during any twelve (12) month period or based on the written certification by two licensed physicians of the likely continuation of such condition for such period. This definition shall be interpreted and applied consistent with the Americans with Disabilities Act, the Family and Medical Leave Act, and other applicable law. In the event Executive’s employment is terminated based on Executive’s Disability, Executive will be entitled to the Accrued Obligations due to Executive, along with any Special Bonus Payment (as that term is defined below).
(c)If the Executive’s termination due to death or Disability occurs between January 1 and the payment date of the Annual Bonus that Executive would have otherwise earned for performance in the calendar year preceding the termination due to death or Disability, then and only then will Executive be paid the full Annual Bonus amount that Executive would have otherwise earned for performance in such preceding calendar year (the “Special Bonus Payment”).
6.2	Termination by the Company or Resignation by Executive.
(a)The Company shall have the right to terminate Executive’s employment pursuant to this Section 6.2 at any time (subject to any applicable cure period stated in Section 6.2(f)) with or without Cause or advance notice, by giving notice as described in Section 7.1 of this Agreement. Likewise, Executive can resign from employment with or without Good Reason, by giving notice as described in Section 7.1 of this Agreement. Executive hereby agrees to comply with the additional notice requirements set forth in Section 6.2(e) below for any resignation for Good Reason. If Executive is terminated by the Company (with or without Cause) or resigns from employment with the Company (with or without Good Reason), then Executive shall be entitled to the Accrued Obligations (as defined below). In addition, if Executive is terminated without Cause or resigns for Good Reason, and provided that such termination constitutes a “separation from service” (as defined under Treasury Regulation Section 1.409A-1(h), without regard to any alternative definition thereunder, a “Separation from Service”), and further provided that Executive executes and allows to become effective a separation agreement that includes, among other terms, a general release of claims in favor of the Company and its Affiliates and representatives and a 12-month non-competition clause and no other restrictive covenants longer or broader than Executive had already agreed to prior to Separation from Service, in the form presented by the Company (the “Separation Agreement”), and subject to Section 6.2(b) (the date that the general release of claims in the Separation Agreement becomes effective and may no longer be revoked by Executive is referred to as the “Release Date”), then Executive shall be eligible to receive the following severance benefits (collectively the “Non-CIC Severance Benefits”):
(i)An amount equal to nine (9) months of Executive’s then current Base Salary, less standard payroll deductions and withholdings, paid in installments on the Company’s regular payroll dates; and

(ii)Provided Executive or Executive’s covered dependents, as the case may be, timely elects continued coverage under COBRA under the Company’s group health plans following such termination, the portion of the COBRA premiums which is equal to the cost of the coverage that the Company was paying as of the date of termination, to continue Executive’s (and Executive’s covered dependents, as applicable) health insurance coverage in effect on the termination date until the earliest of: (1) nine (9) months following the termination date; (2) the date when Executive becomes eligible for substantially equivalent health insurance coverage in connection with new employment or self-employment; or (3) the date Executive ceases to be eligible for COBRA continuation coverage for any reason, including plan termination (such period from the termination date through the earlier of (1)-(3), (the “COBRA Payment Period”)). Notwithstanding the foregoing, if at any time the Company determines that its payment of COBRA premiums on Executive’s behalf would result in a violation of applicable law (including, but not limited to, the 2010 Patient Protection and Affordable Care Act, as amended by the 2010 Health Care and Education Reconciliation Act), then in lieu of paying COBRA premiums pursuant to this Section, the Company shall pay Executive on the last day of each remaining month of the COBRA Payment Period, a fully taxable cash payment equal to the COBRA premium for such month, subject to applicable tax withholding, for the remainder of the COBRA Payment Period. Nothing in this Agreement shall deprive Executive of Executive’s rights under COBRA or ERISA for benefits under plans and policies arising under Executive’s employment by the Company.
(b)Executive shall not receive the Non-CIC Severance Benefits pursuant to Section 6.2(a) unless Executive executes the Separation Agreement within the consideration period specified therein, which shall in no event be more than forty-five (45) days, and until the Separation Agreement becomes effective and can no longer be revoked by Executive under its terms. Executive’s ability to receive benefits pursuant to Section 6.2(a) is further conditioned upon Executive: (i) returning all Company property; (ii) complying with Executive’s post-termination obligations under this Agreement and the Proprietary Information Agreement; (iii) complying with the Separation Agreement, including without limitation any non-disparagement, non-competition, and confidentiality provisions contained therein; and (iv) resignation from any other positions Executive holds with the Company, effective no later than Executive’s date of termination (or such other date as requested by the Board).

(c)The Company will not make any payments to Executive with respect to any of the benefits pursuant to Section 6.2(a) prior to the 60th day following Executive’s date of termination. On the first payroll date after the 60th day following Executive’s date of termination, and provided that Executive has delivered an effective Separation Agreement, the Company will make the first payment to Executive under Section 6.2(a)(i) and, in a lump sum, an amount equal to the aggregate amount of payments that the Company would have paid Executive through such date had the payments commenced on Executive’s date of termination through such 60th day, with the balance of the payments paid thereafter on the schedule described above, subject to any delay in payment required by Section 6.6.

(d)	ForpurposesofthisAgreement,“AccruedObligations”are

(i) Executive’s accrued but unpaid salary through the date of termination and any accrued but unused vacation through the date of termination (both of which, for purpose of clarity, shall be paid in cash),

(ii) any unreimbursed business expenses incurred by Executive payable in accordance with the Company’s standard expense reimbursement policies, and (iii) benefits owed to Executive under any qualified retirement plan or health and welfare benefit plan in which Executive was a participant in accordance with applicable law and the provisions of such plan.

(e)For purposes of this Agreement, “Good Reason” means any of the following actions taken by the Company without Executive’s express prior written consent: (i) a material reduction by the Company of Executive’s Base Salary; (ii) the relocation of Executive’s principal place of employment, without Executive’s consent, to a place that increases Executive’s one-way commute by more than fifty (50) miles from Chapel Hill, North Carolina as compared to Executive’s then-current principal place of employment immediately prior to such relocation; (iii) a material reduction in Executive’s duties, authority, or responsibilities for the Company relative to Executive’s duties, authority, or responsibilities in effect immediately prior to such reduction; or (iv) a material breach by the Company of this or any other agreement with Executive; provided, however, that, any such termination by Executive shall only be deemed for Good Reason pursuant to this definition if: (1) Executive gives the Company written notice of Executive’s intent to terminate for Good Reason within sixty (60) days following Executive’s learning of the occurrence of the condition(s) that Executive believes constitute(s) Good Reason, which notice shall describe such condition(s); (2) the Company fails to remedy such condition(s) within thirty (30) days following receipt of the written notice (the “Cure Period”); and (3) Executive voluntarily terminates Executive’s employment within thirty (30) days following the end of the Cure Period.
(f)For purposes of this Agreement, “Cause” means (i) a material breach of any covenant or condition under this Agreement or any other agreement between the parties; (ii) any commission of (or attempted commission of) an act constituting dishonesty, fraud, immoral or disreputable conduct which is reasonably likely to cause harm (including reputational harm) to the Company; (iii) the occurrence of any act or omission by the Executive that could reasonably be expected to result in (or has resulted in) the Executive’s conviction, plea of no contest, plea of nolo contendere, or imposition of unadjudicated probation for any felony (or equivalent in any jurisdiction); (iv) material violation of any written Company policy of which Executive has been given notice (including but not limited to Company policies preventing harassment), after the expiration of thirty (30) days without cure after written notice of such violation to the extent such violation is curable; (v) refusal to follow or implement a clear, lawful and reasonable directive of Company after the expiration of thirty (30) days without cure after written notice of such failure to the extent such failure is curable; (vi) gross negligence or gross incompetence in the performance of Executive’s duties after the expiration of thirty (30) days without cure after written notice of such failure to the extent such failure is curable; (vii) the Executive’s unauthorized use or disclosure of the confidential information or trade secrets of the Company or any subsidiary; or (viii) breach of fiduciary duty.
(g)The benefits provided to Executive pursuant to this Section 6.2 are in lieu of, and not in addition to, any benefits to which Executive may otherwise be entitled under any Company severance plan, policy, or program.

(h)Any damages caused by the termination of Executive’s employment without Cause or for Good Reason would be difficult to ascertain; therefore, the Non-CIC Severance

Benefits for which Executive is eligible pursuant to Section 6.2(a) above in exchange for the Separation Agreement is agreed to by the parties as liquidated damages, to serve as full compensation, and not a penalty, and is not subject to mitigation.

(i)If the Company terminates Executive’s employment for Cause, or Executive resigns from employment with the Company without Good Reason, regardless of whether or not such termination is in connection with a Change in Control, then Executive shall be entitled to the Accrued Obligations, but Executive will not receive the Non-CIC Severance Benefits, the CIC Severance Benefits, or any other severance compensation or benefit.
6.3Resignation by Executive for Good Reason or Termination by the Company without Cause (in connection with a Change in Control).
(a)In the event that the Company terminates Executive’s employment without Cause or Executive resigns for Good Reason within twelve (12) months following the effective date of a Change in Control (“Change in Control Termination Date”), then Executive shall be entitled to the Accrued Obligations and, subject to Executive’s compliance with Section 6.2(b) above, Executive shall be eligible to receive the following severance benefits (collectively the “CIC Severance Benefits”), subject to the terms and conditions set forth in Section 6.3(b):
(i)An amount equal to eighteen (18) months of Executive’s then current Base Salary, less standard payroll deductions and withholdings, paid in installments on the Company’s regular payroll dates; and
(ii)Provided Executive or Executive’s covered dependents, as the case may be, timely elects continued coverage under COBRA under the Company’s group health plans following such termination, the portion of the COBRA premiums which is equal to the cost of the coverage that the Company was paying as of the date of termination, to continue Executive’s (and Executive’s covered dependents, as applicable) health insurance coverage in effect on the termination date until the earliest of: (1) eighteen (18) months following the termination date; (2) the date when Executive becomes eligible for substantially equivalent health insurance coverage in connection with new employment or self-employment; or (3) the date Executive ceases to be eligible for COBRA continuation coverage for any reason, including plan termination (such period from the termination date through the earlier of (1)-(3), (the “CIC COBRA Payment Period”). Notwithstanding the foregoing, if at any time the Company determines that its payment of COBRA premiums on Executive’s behalf would result in a violation of applicable law (including, but not limited to, the 2010 Patient Protection and Affordable Care Act, as amended by the 2010 Health Care and Education Reconciliation Act), then in lieu of paying COBRA premiums pursuant to this Section, the Company shall pay Executive on the last day of each remaining month of the CIC COBRA Payment Period, a fully taxable cash payment equal to the COBRA premium for such month, subject to applicable tax withholding, for the remainder of the CIC COBRA Payment Period. Nothing in this Agreement shall deprive Executive of Executive’s rights under COBRA or ERISA for benefits under plans and policies arising under Executive’s employment by the Company;

(iii)A lump sum cash payment in an amount equal to the full Annual Bonus calculated at the Target Percentage for the year in which the termination occurs and the prior year if annual bonuses for the prior year have not yet been paid, subject to standard payroll deductions and withholdings; and
(iv)Effective as of Executive’s Change in Control Termination Date (and notwithstanding anything to the contrary in the applicable equity incentive plan(s) and the applicable award agreement(s) governing the terms of such equity awards), the vesting and exercisability of all outstanding equity awards held by Executive immediately prior to the Change in Control Termination Date shall be accelerated in full, and otherwise shall be administered in accordance with the applicable equity incentive plan(s) and the applicable award agreement(s) governing the terms of such equity awards.
(b)The Company will not make any payments to Executive with respect to any of the benefits pursuant to Section 6.3(a) prior to the 60th day following Executive’s date of termination. On the first payroll date after the 60th day following Executive’s date of termination, and provided that Executive has delivered an effective Separation Agreement, the Company will

(i) make the first payment to Executive under Section 6.3(a)(i) and, in a lump sum, an amount equal to the aggregate amount of payments that the Company would have paid Executive through such date had the payments commenced on Executive’s date of termination through such 60th day, with the balance of the payments paid thereafter on the schedule described above; and (ii) make the lump sum payment specified in Section 6.3(a)(iii) that has not yet been made due to this Section 6.3(b), in the cases of (i) and (ii) subject to any delay in payment required by Section 6.6.

(c)The benefits provided to Executive pursuant to this Section 6.3 are in lieu of, and not in addition to, any benefits to which Executive may otherwise be entitled under any Company severance plan, policy, or program. For avoidance of doubt, Executive shall not be eligible for both CIC Severance Benefits and Non-CIC Severance Benefits.

(d)Any damages caused by the termination of Executive’s employment without Cause or for Good Reason in connection with a Change in Control would be difficult to ascertain; therefore, the CIC Severance Benefits for which Executive is eligible pursuant to Section 6.3(a) above in exchange for the Separation Agreement is agreed to by the parties as liquidated damages, to serve as full compensation, and not a penalty, and is not subject to mitigation.

6.4Cooperation With the Company After Termination of Employment. Following termination of Executive’s employment for any reason, Executive shall reasonably cooperate with the Company in all matters relating to the winding up of Executive’s pending work including, but not limited to, any litigation in which the Company is involved, and the orderly transfer of any such pending work to such other executives as may be designated by the Company; provided, that the Company agrees that the Company (a) shall make reasonable efforts to minimize disruption of Executive’s other activities, and (b) shall reimburse Executive for all reasonable expenses incurred in connection with such cooperation.
6.5Effect of Termination. Executive agrees that should Executive’s employment be terminated for any reason, Executive shall be deemed to have resigned from any and all positions with the Company, including, but not limited to, a position on the board of directors of the Company and all positions with any and all subsidiaries and Affiliates of the Company.

6.6	Application of Section 409A.
(a)It is intended that all of the compensation payable under this Agreement, to the greatest extent possible, either complies with the requirements of Section 409A of the Code and the regulations and other guidance thereunder and any state law of similar effect (collectively, “Section 409A”) or satisfies one or more of the exemptions from the application of Section 409A, and this Agreement will be construed in a manner consistent with such intention, incorporating by reference all required definitions and payment terms.
(b)No severance payments will be made under this Agreement unless Executive’s termination of employment constitutes a Separation from Service. For purposes of Section 409A (including, without limitation, for purposes of Treasury Regulations Section 1.409A-2(b)(2)(iii)), Executive’s right to receive any installment payments under this Agreement (whether severance payments or otherwise) shall be treated as a right to receive a series of separate payments and, accordingly, each installment payment hereunder shall at all times be considered a separate and distinct payment.
(c)To the extent that any severance payments are deferred compensation under Section 409A, and are not otherwise exempt from the application of Section 409A, then, to the extent required to comply with Section 409A, if the period during which Executive may consider and sign the Separation Agreement spans two calendar years, the severance payments will not begin until the second calendar year. If the Company determines that the severance benefits provided under this Agreement constitutes “deferred compensation” under Section 409A and if Executive is a “specified employee” of the Company, as such term is defined in Section 409A(a)(2)(B)(i) of the Code at the time of Executive’s Separation from Service, then, solely to the extent necessary to avoid the incurrence of the adverse personal tax consequences under Section 409A, the timing of the severance will be delayed as follows: on the earlier to occur of (a) the date that is six months and one day after Executive’s Separation from Service, and (b) the date of Executive’s death, the Company will: (i) pay to Executive a lump sum amount equal to the sum of the severance benefits that Executive would otherwise have received if the commencement of the payment of the severance benefits had not been delayed pursuant to this Section 6.6(c); and (ii) commence paying the balance of the severance benefits in accordance with the applicable payment schedule set forth in Sections 6.2 and 6.3. No interest shall be due on any amounts deferred pursuant to this Section 6.6(c).
(d)To the extent required to avoid accelerated taxation and/or tax penalties under Section 409A, amounts reimbursable to Executive under this Agreement shall be paid to Executive on or before the last day of the year following the year in which the expense was incurred and the amount of expenses eligible for reimbursement (and in-kind benefits provided to Executive) during any one year may not effect amounts reimbursable or provided in any subsequent year. The Company makes no representation that compensation paid pursuant to the terms of this Agreement will be exempt from or comply with Section 409A and makes no undertaking to preclude Section 409A from applying to any such payment.

6.7	Excise Tax Adjustment.
(a)If any payment or benefit Executive will or may receive from the Company or otherwise (a “280G Payment”) would (i) constitute a “parachute payment” within the meaning of Section 280G of the Code, and (ii) but for this Section, be subject to the excise tax imposed by Section 4999 of the Code (the “Excise Tax”), then any such 280G Payment provided pursuant to this Agreement (a “Payment”) shall be equal to the Reduced Amount. The “Reduced Amount” shall be either (x) the largest portion of the Payment that would result in no portion of the Payment (after reduction) being subject to the Excise Tax, or (y) the largest portion, up to and including the total, of the Payment, whichever amount (i.e., the amount determined by clause (x) or by clause (y)), after taking into account all applicable federal, state, and local employment taxes, income taxes, and the Excise Tax (all computed at the highest applicable marginal rate), results in Executive’s receipt, on an after-tax basis, of the greater economic benefit notwithstanding that all or some portion of the Payment may be subject to the Excise Tax. If a reduction in a Payment is required pursuant to the preceding sentence and the Reduced Amount is determined pursuant to clause (x) of the preceding sentence, the reduction shall occur in the manner (the “Reduction Method”) that results in the greatest economic benefit for Executive. If more than one method of reduction will result in the same economic benefit, the items so reduced will be reduced pro rata (the “Pro Rata Reduction Method”).
(b)Notwithstanding any provision of this Section 6.7 to the contrary, if the Reduction Method or the Pro Rata Reduction Method would result in any portion of the Payment being subject to taxes pursuant to Section 409A that would not otherwise be subject to taxes pursuant to Section 409A, then the Reduction Method and/or the Pro Rata Reduction Method, as the case may be, shall be modified so as to avoid the imposition of taxes pursuant to Section 409A as follows:

(A) as a first priority, the modification shall preserve to the greatest extent possible, the greatest economic benefit for Executive as determined on an after-tax basis; (B) as a second priority, Payments that are contingent on future events (e.g., being terminated without Cause), shall be reduced (or eliminated) before Payments that are not contingent on future events; and (C) as a third priority, Payments that are “deferred compensation” within the meaning of Section 409A shall be reduced (or eliminated) before Payments that are not deferred compensation within the meaning of Section 409A.

(c)Unless Executive and the Company agree on an alternative accounting firm or law firm, the accounting firm engaged by the Company for general tax compliance purposes as of the day prior to the effective date of the Change in Control transaction shall perform the foregoing calculations. If the accounting firm so engaged by the Company is serving as accountant or auditor for the individual, entity, or group effecting the Change in Control transaction, the Company shall appoint a nationally recognized accounting or law firm to make the determinations required by this Section 6.7. The Company shall bear all expenses with respect to the determinations by such accounting or law firm required to be made hereunder. The Company shall use commercially reasonable efforts to cause the accounting or law firm engaged to make the determinations hereunder to provide its calculations, together with detailed supporting documentation, to Executive and the Company within fifteen (15) calendar days after the date on which Executive’s right to a 280G Payment becomes reasonably likely to occur (if requested at that time by Executive or the Company) or such other time as requested by Executive or the Company.

(d)If Executive receives a Payment for which the Reduced Amount was determined pursuant to clause (x) of Section 6.7(a) and the Internal Revenue Service determines thereafter that some portion of the Payment is subject to the Excise Tax, Executive agrees to promptly return to the Company a sufficient amount of the Payment (after reduction pursuant to clause (x) of Section 6.7(a)) so that no portion of the remaining Payment is subject to the Excise Tax. For the avoidance of doubt, if the Reduced Amount was determined pursuant to clause (y) of Section 6.7(a), Executive shall have no obligation to return any portion of the Payment pursuant to the preceding sentence.
7.GENERAL PROVISIONS.

7.1Notices. Any notices required hereunder shall be in writing and shall be deemed effectively given: (a) upon personal delivery to the party to be notified, (b) when sent by electronic mail or confirmed facsimile if sent during normal business hours of the recipient, and if not, then on the next business day, (c) five (5) days after having been sent by registered or certified mail, return receipt requested, postage prepaid, or (d) one (1) day after deposit with a nationally recognized overnight courier, specifying next day delivery, with written verification of receipt. All communications shall be sent to the Company at its primary office location and to Executive at Executive’s address as listed on the Company payroll or (if notice is given prior to Executive’s termination of employment) to Executive’s Company-issued email address, or at such other address as the Company or Executive may designate by ten (10) days’ advance written notice to the other.
7.2Severability. Whenever possible, each provision of this Agreement will be interpreted in such manner as to be effective and valid under applicable law, but if any provision of this Agreement is held to be invalid, illegal, or unenforceable in any respect under any applicable law or rule in any jurisdiction, such invalidity, illegality, or unenforceability will not affect any other provision or any other jurisdiction, but this Agreement will be reformed, construed, and enforced in such jurisdiction as if such invalid, illegal, or unenforceable provisions had never been contained herein.
7.3Waiver. If either party should waive any breach of any provisions of this Agreement, Executive or the Company shall not thereby be deemed to have waived any preceding or succeeding breach of the same or any other provision of this Agreement.
7.4Complete Agreement. This Agreement (including Exhibit A), the Proprietary Information Agreement, and any other separate agreement relating to equity awards constitute the entire agreement between Executive and the Company with regard to the subject matter hereof and supersede any prior oral discussions or written communications, and agreements, including any prior employment agreements or offer letters. This Agreement is entered into without reliance on any promise or representation other than those expressly contained herein, and it cannot be modified or amended except in writing signed by Executive and an authorized officer of the Company.
7.5Counterparts. This Agreement may be executed by electronic transmission and in separate counterparts, any one of which need not contain signatures of more than one party, but all of which taken together will constitute one and the same Agreement.

7.6Headings. The headings of the sections hereof are inserted for convenience only and shall not be deemed to constitute a part hereof nor to affect the meaning thereof.
7.7Successors and Assigns. The Company shall assign this Agreement and its rights and obligations hereunder in whole, but not in part, to any company or other entity with or into which the Company may hereafter merge or consolidate or to which the Company may transfer all or substantially all of its assets, if in any such case said company or other entity shall by operation of law or expressly in writing assume all obligations of the Company hereunder as fully as if it had been originally made a party hereto, but may not otherwise assign this Agreement or its rights and obligations hereunder. Executive may not assign or transfer this Agreement or any rights or obligations hereunder, other than to Executive’s estate upon Executive’s death.
7.8Choice of Law. All questions concerning the construction, validity, and interpretation of this Agreement will be governed by the laws of the State of New York.
7.9Resolution of Disputes. To ensure the timely and economical resolution of disputes that may arise in connection with Executive’s employment with the Company, Executive and the Company agree that any and all disputes, claims, or causes of action arising from or relating to the enforcement, breach, performance, negotiation, execution, or interpretation of this Agreement, the Proprietary Information Agreement, or Executive’s employment, or the termination of Executive’s employment, including but not limited to all statutory claims, with the exception of discrimination and harassment claims, will be resolved pursuant to the Federal Arbitration Act, 9

U.S.C. §1-16 (the “FAA”), and to the fullest extent permitted by law, by final, binding and confidential arbitration by a single arbitrator conducted in New York, New York by Judicial Arbitration and Mediation Services Inc. (“JAMS”) under the then applicable JAMS rules appropriate to the relief being sought (the applicable rules are available at the following web addresses: (i) https://www.jamsadr.com/rules-employment-arbitration/ and (ii) https://www.jamsadr.com/rules-comprehensive-arbitration/); provided, however, this arbitration provision not apply to any action or claim that cannot be subject to mandatory arbitration as a matter of law, including, without limitation, claims involving allegations of sexual harassment and discrimination, to the extent such claims are not permitted by applicable law(s) to be submitted to mandatory arbitration and the applicable law(s) are not preempted by the FAA or otherwise invalid (collectively, the “Excluded Claims”). A hard copy of the rules will be provided to Executive upon request. By agreeing to this arbitration procedure, both Executive and the Company waive the right to resolve any such dispute through a trial by jury or judge or administrative proceeding. In addition, all claims, disputes, or causes of action under this provision, whether by Executive or the Company, must be brought in an individual capacity, and shall not be brought as a plaintiff (or claimant) or class member in any purported class or representative proceeding, nor joined or consolidated with the claims of any other person or entity. The arbitrator may not consolidate the claims of more than one person or entity, and may not preside over any form of representative or class proceeding. To the extent that the preceding sentences regarding class claims or proceedings are found to violate applicable law or are otherwise found unenforceable, any claim(s) alleged or brought on behalf of a class shall proceed in a court of law rather than by arbitration. The Company acknowledges that Executive will have the right to be represented by legal counsel at any arbitration proceeding. Questions of whether a claim is subject to arbitration under this Agreement) shall be decided by a federal court in the State of New York. However, procedural questions which grow out of the dispute and bear on the final disposition are matters for the arbitrator.

The arbitrator shall: (a) have the authority to compel adequate discovery for the resolution of the dispute and to award such relief as would otherwise be permitted by law; (b) issue a written arbitration decision, to include the arbitrator’s essential findings and conclusions and a statement of the award; and (c) be authorized to award any or all remedies that Executive or the Company would be entitled to seek in a court of law. Executive and the Company shall equally share all JAMS’ arbitration fees. To the extent JAMS does not collect or Executive otherwise does not pay to JAMS an equal share of all JAMS’ arbitration fees for any reason, and the Company pays JAMS Executive’s share, Executive acknowledges and agrees that the Company shall be entitled to recover from Executive half of the JAMS arbitration fees invoiced to the parties (less any amounts Executive paid to JAMS) in a federal or state court of competent jurisdiction. Except as modified in the Proprietary Information Agreement, each party is responsible for its own attorneys’ fees. Nothing in this Agreement is intended to prevent either Executive or the Company from obtaining injunctive relief in court to prevent irreparable harm pending the conclusion of any such arbitration. Any awards or orders in such arbitrations may be entered and enforced as judgments in the federal and state courts of any competent jurisdiction. To the extent a New York federal court determines that any applicable law prohibits mandatory arbitration of Excluded Claims, if Executive intends to bring multiple claims, including one or more Excluded Claims, the Excluded Claim(s) may be publicly filed with a court, while any other claims will remain subject to mandatory arbitration.

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IN WITNESS WHEREOF, the parties have executed this Employment Agreement on the day and year first written above.

BICYCLE THERAPEUTICS INC.

By:	/s/ Alethia Young
Name: Alethia Young
Title: Director

EXECUTIVE:

/s/ Jennifer Perry
Jennifer Perry

Exhibit A

CHANGE IN CONTROL

“ChangeinControl”meansandincludeseachofthefollowing:

(a)	a Sale; or
(b)	a Takeover.

The Compensation Committee of the Board of BTL shall have full and final authority, which shall be exercised in its sole discretion, to determine conclusively whether a Change in Control has occurred pursuant to the above definition, the date of the occurrence of such Change in Control and any incidental matters relating thereto; provided that any such Change in Control also qualifies as a “change in control event” as defined in Section 409A of the United States Internal Revenue Code of 1986, as amended and the regulations and other guidance thereunder and any state law of similar effect, and any exercise of authority in conjunction with a determination of whether a Change in Control is a “change in control event” is consistent with such regulation.

“Control” shall have the meaning given to that word by Section 719 of the UK Income Tax (Earnings and Pensions) Act 2003 and “Controlled” shall be construed accordingly.

“Sale” means the sale of all or substantially all of the assets of BTL.

“Takeover” means circumstances in which any person (or a group of persons acting in concert) (the “Acquiring Person”):

(a)	obtains Control of BTL as the result of making a general offer to:-
i.	acquire all of the issued ordinary share capital of BTL, which is made on a condition that, if it is satisfied, the Acquiring Person will have Control of BTL; or
ii.	acquire all of the shares in BTL; or
(b)	obtains Control of BTL as a result of a compromise or arrangement sanctioned by a court under Section 899 of the UK Companies Act 2006, or sanctioned under any other similar law of another jurisdiction; or
(c)	becomes bound or entitled under Sections 979 to 985 of the UK Companies Act 2006 (or similar law of another jurisdiction) to acquire shares in BTL or
(d)	obtains Control of BTL in any other way, including but not limited to by way of a merger.